UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CAZOO GROUP LTD.

(Name of Subject Company (Issuer))

CAZOO GROUP LTD. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

2% Convertible Senior Notes due 2027

(Title of Class of Securities)

14986T AA3
(CUSIP Number of Class of Securities)

Paul Whitehead

Chief Executive Officer

Cazoo Group Ltd.

41 Chalton Street

London NW1 1JD

United Kingdom

+44 20 3901 3488

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Sophie Hosking Head of Legal Cazoo Group Ltd. 41 Chalton Street London NW1 1JD United Kingdom +44 20 3901 3488	Valerie Ford Jacob, Esq. Michael Levitt, Esq. Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, NY 10022 (212) 277-4000

☒ Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates solely to certain preliminary communications made before the commencement of an exchange offer by Cazoo Group Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Cazoo” or the “Company”), in which Cazoo is offering to exchange each $1,000 in principal amount of its $630 million aggregate principal amount of 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes”) for a pro rata portion of (1) $200 million aggregate principal amount of new senior secured notes and (2) Class A ordinary shares of the Company.

This Schedule TO is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The information in the press release in Exhibit 99.1 describing the exchange offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell securities in the exchange offer. The Company has not yet commenced the exchange offer described herein, and there can be no assurance that the Company will commence the exchange offer on the terms described in this press release. The exchange offer will be made only pursuant to the Exchange Offer Memorandum and related materials that the Company will file with the Securities and Exchange Commission (the “SEC”), and will distribute to the holders of the Convertible Notes, as they may be amended or supplemented, on the commencement date of the exchange offer. Holders of the Convertible Notes should read the Exchange Offer Memorandum and related materials carefully and in their entirety because they will contain important information, including the terms and conditions of the exchange offer.

When they are available, holders of the Convertible Notes may obtain a free copy of the tender offer statement on Schedule TO, the Exchange Offer Memorandum and other documents that the Company will file with the SEC from the SEC’s website at www.sec.gov. Holders of the Convertible Notes are urged to carefully read all of those materials when they become available prior to making any decision with respect to the exchange offer.

Item 12. Exhibits

Exhibit Number	Description
99.1	Press release, dated September 20, 2023 – Cazoo Announces Restructuring Agreement with Noteholders to Materially Reduce its Debt and Improve its Capital Structure.